Jay Webb
Reviewing Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

April 16, 2008

RE:	Nature Vision, Incorporated
Form 10-KSB for the year ended December 31, 2007
File No. 000-07475

Dear Mr. Webb:

We are in receipt of your comment letter dated April 9, 2008. We submit the following responses to your comments.

Comment regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, specifically Results of Operations, Page 13.  We agree that the numbers used to describe gross sales have not been effectively reconciled to net sales as reported in the Statement of Operations. We felt that is was relevant to discuss gross sales as the company has experienced a significant increase in sales/warranty returns over the past two years and has implemented significant process improvements to minimize sales/warranty returns in future periods.  We agree to reference only net sales in future filings

Comment regarding Item 8A, Controls and Procedures, page 17.  The disclosure in our filing reads ” There have been no significant changes in internal control over financial reporting (as defined in Rules 13a-15 and 15d-15 under the Exchange Act) that occurred during the fiscal period covered by this report that have materially affected, or are reasonably likely to materially affect, Nature Vision’s internal control over financial reporting”.  We simply interpreted the “fiscal period covered by this report” which is for the full year would also include the fourth quarter.  We do accept your comment and will specifically state during the fourth quarter in future 10K filings.

Comment regarding form 8-K filed on September 25, 2007. The referenced 8-K announces the successful completion of our acquisition of Cass Creek for approximately $2.5 million and further noted that the financial statements and related  pro forma information required would be filed by amended report on Form 8-K within 71 calendar days.  Subsequent to this disclosure the company completed an independent valuation of the acquisition, engaged and obtained audited financial statements for the acquired operation for December 31, 2006 and the year then ended, and determined the final adjusted sales price to be $2,613,036.  With this information the company determined that the acquisition did not meet the test under Rule 1-02(w) (1) and Rule 1-02(w) (2) requiring disclosure of the acquired operations financial statements or pro forma financial information.  The Company has however provided disclosures of pro forma information with the filing of our third quarter 10QSB on November 14, 2007 “please reference footnote 2 Acquisitions with further reference to Cass Creek” to provide investors with relevant information about the potential impact the acquisition will have on the Company.  We now recognize the need to close any potential misunderstanding with our shareholders regarding the 8-K filed on September 25, 2007 by filing an amended 8-K disclosing the aforementioned facts.  We plan to do so after your review of our calculations under Rule 1-02(w) (1) and Rule 1-02(w) (2), which are attached along with the Cass Creek International, LLC audited financial statements.

We acknowledge that the management of Nature Vision, Inc. is responsible for the adequacy and accuracy of the disclosure in the our filings, that staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking action with respect to the filing, and that our Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me regarding this response.  In addition, as discussed with staff accountant Julie Sherman, please forward acknowledgement of agreement with our calculations regarding the disclosure requirements of the Cass Creek acquisition, so that we may proceed with filing an amended 8-K.

Respectfully,

David M. Kolkind
Chief Financial Officer

Nature Vision
Significant Subsidiary Testing

	Test	Cass Creek Proposed Acquisition	(12/31/06) Nature Vision	as a % of Nature Vision

1	Rule 1-02(w)(1)
	In a purchase transaction, compare the total GAAP purchase price of the acquired entity to the registrant's consolidated assets:

	Purchase Price to Assets (conservative estimates):
	Cash Paid	$1,560,000
	Transaction Fees	$167,036
	Liabilities Acquired	$886,000

	Total Purchase Price	$2,613,036	$15,746,224	16.6%

1	Rule 1-02(w)(2)
	Significant if acquired company's total assets exceeds 20 percent of the assets of the registrant.

	Total Assets as of 12/31/06	$779,820	$15,746,224	5.0%

1	Rule 1-02(w)(2)

	Income from continuing operations test

	Absolute Value	$413,364	$2,602,914	15.9%

	Note: The SEC has indicated that the five year averaging method is not permitted if the registrant reported a loss in its most recent year.

	Must be greater than 20% for either test for required audited financials and pro forma financial statements
	Form 8-K may require disclosure if the amount is greater than 10%